

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2014

<u>Via E-mail</u>
Alexander W. Smith
President and Chief Executive Officer
Pier 1 Imports, Inc.
100 Pier 1 Place
Fort Worth, Texas 76102

      Re: Pier 1 Imports, Inc.
              Form 10-K for the Fiscal Year Ended March 2, 2013
              Filed April 30, 2013
              File No. 1-7832

Dear Mr. Smith:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ James Allegretto

                        James Allegretto
                        Senior Assistant Chief Accountant

cc: Darla Ramirez, Principal Accounting Officer